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                                  FORM N-18f-1

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940



                                Stepstone Funds


                            NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.


                                   SIGNATURES


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Wayne in the Commonwealth of Pennsylvania on the 20th day of March, 1996.


                                     Signature:       Stepstone Funds


                                            By:       /s/ David G. Lee
                                                      ----------------
                                                      David G. Lee
                                                      President



Attest:  /s/ Kevin P. Robins
         ----------------------------
         Name

         Vice President
         ----------------------------
         Title